Exhibit 99.1

SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for

the three and six month periods ended December 31, 2022 and 2021

(Unaudited in thousands of US Dollars)

100 Renfrew Drive, Suite 100,

Markham, Ontario,

Canada L3R 9R6

Sangoma Technologies Corporation

December 31, 2022 and 2021

Sangoma Technologies Corporation

Condensed consolidated interim statements of financial position

As at December 31, 2022 and June 30, 2022

(Unaudited in thousands of US dollars, except per share data)

	December 31	June 30
	2022	2022
	$	$

Assets
Current assets
Cash and cash equivalents (Note 4)	6,799	12,702
Trade and other receivables (Note 4, 20)	22,511	23,943
Inventories (Note 6)	19,297	17,426
Income tax receivable	1,381	-
Contract assets	1,494	1,225
Derivative assets (Note 15)	1,245	648
Other current assets	2,478	4,364
	55,205	60,308
Non-current assets
Property and equipment (Note 7)	10,088	10,274
Right-of-use assets (Note 8)	15,003	16,974
Intangible assets (Note 9)	174,214	191,369
Development costs (Note 10)	5,546	2,861
Deferred income tax assets	2,793	2,762
Goodwill (Note 12)	210,009	210,009
Contract assets	3,032	2,567
Derivative assets (Note 15)	984	700
Other non-current assets	668	709
	477,542	498,533

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 4)	23,819	28,568
Provisions (Note 13)	212	200
Sales tax payable	5,759	5,895
Income tax payable	-	1,885
Consideration payable (Note 14)	9,826	8,986
Operating facility and loans (Note 15)	17,700	17,700
Contract liabilities (Note 16)	10,693	11,580
Lease obligations on right-of-use assets (Note 8)	3,133	3,592
	71,142	78,406
Long term liabilities
Consideration payable (Note 14)	1,362	3,782
Operating facility and loans (Note 15)	81,075	86,925
Contract liabilities (Note 16)	3,618	3,487
Non-current lease obligations on right-of-use assets (Note 8)	12,964	14,397
Deferred income tax liabilities	16,585	16,657
Other non-current liabilities	995	1,071
	187,741	204,725

Shareholders’ equity
Share capital	228,727	203,032
Shares to be issued	151,315	179,132
Contributed surplus	17,232	15,055
Accumulated other comprehensive income	1,488	839
Deficit	(108,961)	(104,250)
	289,801	293,808
	477,542	498,533
Subsequent events (Notes 17(i) and Note 21)

Approved by the Board

(Signed)	Al Guarino	Director

(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Sangoma Technologies Corporation

Condensed consolidated interim statements of loss and comprehensive loss

For the three and six month periods ended December 31, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended December 31		Six month periods ended December 31
	2022	2021	2022	2021
		(Note 2)		(Note 2)
	$	$	$	$

Revenue (Note 19)	62,035	53,186	126,086	104,685
Cost of sales	19,246	14,833	39,960	29,459
Gross profit	42,789	38,353	86,126	75,226

Expenses
Sales and marketing	15,613	13,195	31,261	25,302
Research and development	9,227	7,759	18,656	16,119
General and administration	19,518	18,148	38,811	35,415
Foreign currency exchange (gain) loss	(100)	92	(64)	85
	44,258	39,194	88,664	76,921
Loss before interest expense (net), business integration costs, gain on change in fair value of consideration payable
and income taxes	(1,469)	(841)	(2,538)	(1,695)

Interest expense (net) (Notes 4, 8, 14, 15)	1,632	597	3,210	1,253
Business integration costs	355	-	407	836
Exchange listing expense	-	1,051	-	1,051
(Gain) loss on change in fair value of consideration payable (Note 14)	(350)	(143)	(1,931)	104
	1,637	1,505	1,686	3,244

Loss before income tax	(3,106)	(2,346)	(4,224)	(4,939)
Provision for (recovery of) income taxes
Current (Note 11)	744	438	785	808
Deferred (Note 11)	(1,115)	(307)	(298)	(969)
Net loss	(2,735)	(2,477)	(4,711)	(4,778)

Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Change in fair value of interest rate
swaps, net of tax (Note 15)	212	112	649	151
Comprehensive loss	(2,523)	(2,365)	(4,062)	(4,627)

Loss per share
Basic (Note 17(iii))	$(0.084)	$(0.078)	$(0.143)	$(0.151)
Diluted (Note 17(iii))	$(0.084)	$(0.078)	$(0.143)	$(0.151)

Weighted average number
of shares outstanding (Note 17(iii))
Basic	32,512,058	31,726,308	33,039,477	31,721,761
Diluted	32,512,058	31,726,308	33,039,477	31,721,761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Sangoma Technologies Corporation

Condensed consolidated interim statements of changes in shareholders' equity

For the six month periods ended December 31, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Number of		Shares		Accumulated other		Total
	common	Share	to be	Contributed	comprehensive	Retained	shareholders'
	shares	capital	issued	surplus	income (loss)	earnings (deficit)	equity
		$	$	$	$	$	$

Balance, July 1, 2021	19,021,642	172,462	192,102	5,393	(333)	6,530	376,154

Net loss	-	-	-	-	-	(4,778)	(4,778)
Change in fair value of interest rate swaps,
net of tax (Note 15)	-	-	-	-	151	-	151
Deferred tax benefit on share issuance costs (Note 11)	-	138	-	-	-	-	138
Common shares issued
for options exercised (Note 17(i))	39,594	524	-	(178)	-	-	346
Rounding of fractional shares
after share consolidation	(28)	-	-	-	-	-	-
Share-based compensation expense (Note 17(ii))	-	-	-	4,452	-	-	4,452
Balance, December 31 2021	19,061,208	173,124	192,102	9,667	(182)	1,752	376,463

Balance, July 1, 2022	21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss	-	-	-	-	-	(4,711)	(4,711)
Change in fair value of interest rate swaps,
net of tax (Note 15)	-	-	-	-	649	-	649
Common shares issued
as instalment for shares to be issued (Note 17(i))	1,838,458	27,817	(27,817)				-
Common shares issued
for options exercised (Note 17(i))	9,234	57	-	(20)	-	-	37
Common shares
purchased and cancelled (Note 17(i))	(78,822)	(477)	-	-	-	-	(477)
Common shares
returned from escrow (Note 4)	(142,124)	(1,702)	-	-	-	-	(1,702)
Share-based compensation expense (Note 17(ii))	-	-	-	2,197	-	-	2,197
Balance, December 31, 2022	23,066,378	228,727	151,315	17,232	1,488	(108,961)	289,801

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Sangoma Technologies Corporation

Condensed consolidated interim statements of cash flows

For the six month periods ended December 31, 2022 and 2021

(Unaudited in thousands of US dollars, except per share data)

	Six month periods ended December 31
	2022	2021
Operating activities	$	$
Net loss	(4,711)	(4,778)
Adjustments for:
Depreciation of property and equipment (Note 7)	2,499	984
Depreciation of right-of-use assets (Note 8)	1,978	1,486
Amortization of intangible assets (Note 9)	17,155	15,299
Amortization of development costs (Note 10)	1,024	515
Income tax expense (Note 11)	487	(969)
Income tax paid	(3,946)	(1,633)
Share-based compensation expense (Note 17(ii))	2,197	4,452
Interest on obligation on right-of-use assets (Note 8)	252	217
Unrealized foreign exchange gain (loss)	150	44
Accretion expense (Note 14)	351	-
Gain on lease modification (Note 8)	(36)	-
Loss on disposal of property and equipment (Note 7)	158	-
(Gain) loss on change in fair value of consideration payable (Note 14)	(1,931)	104
Changes in working capital
Trade receivables	(620)	(1,240)
Inventories	(1,871)	(2,521)
Income tax receivable	-	1,992
Contract assets	(734)	(1,101)
Other assets	1,927	(2,223)
Sales tax payable	(136)	(373)
Accounts payable and accrued liabilities	(4,749)	(1,465)
Provisions	12	(159)
Other non current liabilites	(76)	-
Contract liabilities	(756)	(1,977)
Net cash flows from operating activities	8,624	6,654
Investing activities
Purchase of property and equipment (Note 7)	(2,471)	(509)
Development costs (Note 10)	(3,647)	(736)
Business combinations, net of cash and cash
equivalents acquired (Note 20)	-	(2,000)
Net cash flows used in investing activities	(6,118)	(3,245)
Financing activities
Proceeds from operating facility and loan (Note 15)	3,000	-
Repayments of operating facility and loan (Note 15)	(8,850)	(7,276)
Repayment of right-of-use lease obligation (Note 8)	(2,119)	(1,623)
Common shares purchased and cancelled (Note 17(i))	(477)	-
Issuance of common shares for stock options exercised (net) (Note 17(i))	37	347
Net cash flows used in financing activities	(8,409)	(8,552)

Decrease in cash and cash equivalents	(5,903)	(5,143)
Cash and cash equivalents, beginning of the period	12,702	22,096
Cash and cash equivalents, end of the period	6,799	16,953

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

1.	General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2023 are Sangoma Technologies Inc., Sangoma US Inc., VoIP Supply LLC, Digium Inc., VoIP Innovations LLC, Star2Star Communications LLC, and NetFortris Corporation.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.	Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three and six month periods ended December 31, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2022 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB.

During the fourth quarter ended June 30, 2022, the Company identified an inconsistency in its treatment of certain revenues being recorded gross versus net. As a result, the Company corrected the presentation of revenue in its annual consolidated financial statements for the year ended June 30, 2022. As indicated in our management discussion & analysis for the fourth quarter ended June 30, 2022 (the “Fiscal 2022 MD&A”), the impacts of these changes to each quarter of fiscal 2022 were not material. In these unaudited condensed consolidated interim financial statements, the comparative periods have been reclassified for these changes. As a result, revenue, gross margin and sales and marketing expense have been reduced by $1,050 and $2,030 in the three and six month periods ended December 31, 2021 as compared to amounts previously reported. The impact of this change had no impact on net loss or cash flow from operations for the comparative periods.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 9, 2023.

7

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

3.	Significant accounting judgments, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2022. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2022, except for the following which are new in 2022.

On December 13, 2022, the Company adopted the Omnibus Equity Incentive Plan (the “Plan”). Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no one longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period and the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, with respect to the 50% based on the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

4.	Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, derivative assets, contract assets, other current assets, accounts payable and accrued liabilities, consideration payable and derivative liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Cash and cash equivalents are comprised of:

	December 31	June 30
	2022	2022
	$	$

Cash at bank and on hand	6,799	12,702

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at December 31, 2022 and June 30, 2022 the Company had no cash equivalents.

8

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

4.	Financial instruments

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
	$	$	$	$

Interest income	(30)	-	(30)	-
Interest expense (Note 15)	1,363	500	2,638	1,036
Accretion expense (Notes 8, 14)	299	97	602	217
Interest expense (net)	1,632	597	3,210	1,253

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

	December 31	June 30
	2022	2022
	$	$
Trade receivables	16,665	16,045
Receivable related to working capital adjustment (Note 20)	5,846	7,898
Trade and other receivables	22,511	23,943

During the period ended December 31, 2022, the parties finalized the working capital provision in respect of the acquisition of NetFortris and the company received $2,052 from the escrow account, consisting of $350 in cash and $1,702 in the form of 142,124 common shares. The remaining balance of $5,846 as at December 31, 2022 relates to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of Netfortris. (June 30, 2022-$7,898)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	December 31	June 30
	2022	2022
	$	$
Trade receivables aging:
0-30 days	12,077	12,809
31-90 days	3,416	2,541
Greater than 90 days	3,555	2,976
	19,048	18,326
Expected credit loss provision	(2,383)	(2,281)
	16,665	16,045

The movement in the provision for expected credit losses can be reconciled as follows:

	December 31	June 30
	2022	2022
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(2,281)	(1,096)
Net change in expected credit loss provision during the period	(102)	(1,185)
Expected credit loss provision, ending balance	(2,383)	(2,281)

9

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

4.	Financial instruments

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian or US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at December 31, 2022:

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	23,819	-	-	-	23,819
Sales tax payable	5,759	-	-	-	5,759
Consideration payable	10,252	627	627	261	11,767
Operating facility and loans	17,700	17,700	22,775	40,600	98,775
Lease obligations on right of use assets	3,556	3,101	2,716	8,458	17,831
Other non-current liabilities	-	-	-	995	995
	61,086	21,428	26,118	50,314	158,946

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Hong Kong Dollars (HKD), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD)) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at December 31, 2022, a 10% depreciation or appreciation of the CAD, EUR, GBP, HKD, INR, PHP, and AUD currencies against the U.S. dollar would have resulted in an approximate $71 (June 30, 2022 - $59) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at December 31, 2022, a change in the interest rate of 1% per annum would have an impact of approximately $463 (December 31, 2021 - $568) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in LIBOR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the LIBOR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a Level 2 input. As described in detail in Note 15, the fair value of the interest rate swaps was a current asset of $1,245 and non-current asset of $984 on December 31, 2022 (June 30, 2022- current asset $648 and non-current asset of $700).

10

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

5.	Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.	Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	December 31	June 30
	2022	2022
	$	$
Finished goods	14,924	13,190
Parts	5,353	5,155
	20,277	18,345
Provision for obsolescence	(980)	(919)
Net inventory carrying value	19,297	17,426

11

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

7.	Property and equipment

	Office furniture and computer equipment	Software and books	Stockroom and production equipment	Tradeshow equipment	Leasehold improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2021	3,329	417	6,255	47	348	10,396
Additions through business combinations (Note 20)	540	2	3,619	-	11	4,172
Additions	893	41	808	-	126	1,868
Disposals	(25)	(2)	(231)	-	(10)	(268)
Balance at June 30, 2022	4,737	458	10,451	47	475	16,168
Additions	541	-	1,930	-	-	2,471
Disposals	(2)	-	(156)	-	-	(158)
Balance at December 31, 2022	5,276	458	12,225	47	475	18,481

Accumulated depreciation
Balance at July 1, 2021	1,371	314	872	41	146	2,744
Depreciation expense	1,081	99	1,888	6	78	3,152
Disposals	-	-	(1)	-	(1)	(2)
Balance at June 30, 2022	2,452	413	2,759	47	223	5,894
Depreciation expense	582	10	1,875	-	32	2,499
Balance at December 31, 2022	3,034	423	4,634	47	255	8,393

Net book value as at:
Balance at June 30, 2022	2,285	45	7,692	-	252	10,274
Balance at December 31, 2022	2,242	35	7,591	-	220	10,088

For the three and six month periods ended December 31, 2022, depreciation expenses of $261 and $524 (three and six month periods ended December 31, 2021 - $247 and $496) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expenses in the amounts of $932 and $1,975 were included in cost of sales for the three and six month periods ended December 31, 2022 (three and six month periods ended December 31, 2021 - $294 and $488).

12

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

8.	Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

Right-of-use assets
$
Balance at July 1, 2021	17,955
Additions	5,536
Addition through business combination (Note 20)	3,277
Terminations	(1,536)
Adjustments due to lease modification	(2,002)
Balance at June 30, 2022	23,230
Additions	41
Terminations	(280)
Balance at December 31, 2022	22,991

Accumulated depreciation and repayments
Balance at July 1, 2021	4,425
Depreciation expense	3,308
Terminations	(1,477)
Balance at June 30, 2022	6,256
Depreciation expense	1,978
Terminations	(246)
Balance at December 31, 2022	7,988

Net book value as at:
June 30, 2022	16,974
December 31, 2022	15,003

Lease Obligations
$
Balance at July 1, 2021	14,243
Additions	5,535
Addition through business combination (Note 20)	3,277
Adjustments due to lease modification	(2,107)
Repayments	(3,407)
Accretion expense	442
Effects of movements on exchange rates	6
Balance at June 30, 2022	17,989
Additions	41
Adjustments due to lease modification	(36)
Repayments	(2,119)
Accretion expense	252
Effects of movements on exchange rates	(30)
Balance at December 31, 2022	16,097

Lease Obligations - Current	3,133
Lease Obligations - Non-current	12,964
16,097

13

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

9.	Intangible assets

				Other
	Purchased	Customer		purchased
	technology	relationships	Brand	intangibles	Total
	$	$	$	$	$
Cost
Balance at July 1, 2021	95,323	112,256	6,787	2,748	217,114
Business combinations (Note 20)	14,800	14,200	-	-	29,000
Balance at June 30, 2022	110,123	126,456	6,787	2,748	246,114

Balance at December 31, 2022	110,123	126,456	6,787	2,748	246,114

Accumulated amortization
Balance at July 1, 2021	7,809	11,336	2,135	1,856	23,136
Amortization expense	16,097	14,128	685	699	31,609
Balance at June 30, 2022	23,906	25,464	2,820	2,555	54,745
Amortization expense	8,903	7,774	405	73	17,155
Balance at December 31, 2022	32,809	33,238	3,225	2,628	71,900

Net book value as at:
Balance at June 30, 2022	86,217	100,992	3,967	193	191,369
Balance at December 31, 2022	77,314	93,218	3,562	120	174,214

Amortization expense is included in general and administration expense in the consolidated interim statements of loss and comprehensive loss. For the three and six month periods ended December 31, 2022, amortization expenses were $8,578 and $17,155 (three and six month periods ended December 31, 2021 - $7,644 and $15,298).

14

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

10.	Development costs

Cost	$
Balance at July 1, 2021	3,360
Additions	3,237
Investment tax credits	(628)
Balance at June 30, 2022	5,969
Additions	3,647
Investment tax credits	62
Balance at December 31, 2022	9,678

Accumulated amortization
Balance at July 1, 2021	(1,827)
Amortization	(1,281)
Balance at June 30, 2022	(3,108)
Amortization	(1,024)
Balance at December 31, 2022	(4,132)

	December 31, 2022	June 30, 2022
	$	$

Net capitalized development costs	5,546	2,861

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $8,625 and $17,632 of engineering expenditures as expenses during the three and six month periods ended December 31, 2022 (three and six month periods ended December 31, 2021 - $7,419 and $15,604).

15

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

11.	Income tax

The Company income tax expense is determined as follows:

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
Statutory income tax rate	26.15%	26.37%	26.15%	26.37%

	$	$	$	$

Net loss before income taxes	(3,106)	(2,346)	(4,224)	(4,939)

Expected income tax expense	(812)	(619)	(1,104)	(1,302)
Difference in foreign tax rates	(1)	17	(10)	10
Share based compensation	335	579	574	1,174
Other non deductible expenses	(52)	23	(33)	44
Change in estimates	23	(23)	23	(23)
Scientific Research and Experimental Development (SR&ED)	36	-	36	-
Sec 481(a) adjustment	(34)	-	-	-
Gain on consideration payable	(92)	(35)	(506)	26
Stock options deduction revaluation adjustment	183	180	1,350	(99)
Earn-out amortization	46	-	92	-
Changes in tax benefits not recognized	(3)	9	65	9
Income tax expense	(371)	131	487	(161)

The Company's income tax expense is allocated as follows:	$	$	$	$

Current tax expense	744	438	785	808
Deferred income tax expense	(1,115)	(307)	(298)	(969)
Income tax expense	(371)	131	487	(161)

16

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

12.	Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2021	267,398
Addition through business combinations (Note 20)	34,296
Goodwill Impairment	(91,685)
Balance at June 30, 2022	210,009
Balance at December 31, 2022	210,009

For the three and six month periods ended December 31, 2022, there is no addition to goodwill. The company has evaluated for triggers of impairment at December 31, 2022 and has not identified any impairment.

13.	Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2021	241	175	26	442
Additional provision recognized (reversed)	(168)	(48)	(26)	(242)
Balance at June 30, 2022	73	127	-	200
Additional provision recognized (reversed)	(2)	(89)	103	12
Balance at December 31, 2022	71	38	103	212

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

17

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

14.	Consideration payable

As described in the annual consolidated financial statements, additional consideration in the amount of $13,269 could be payable as part of the acquisition of Star2Star on March 31, 2021. The fair value of consideration payable as of December 31, 2022 in the amount of $4,204 (June 30, 2022 - $6,017) was determined using an effective tax rate of 26.22% (June 30, 2022 – 26.22%) and a discount rate of 4.9% (June 30, 2022 – 4.9%). The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and the Company’s ability to utilize the underlying tax losses as they become available in each reporting period. During the period ended December 31, 2022, the Company made payments of $nil (December 31, 2021-$nil). For the three and six month periods ended December 31, 2022, the company recognized accretion expense of $59 and $118 (three and six month periods ended December 31, 2021-$nil), and recognized a gain on change in fair value of $350 and $1,931 (three and six month periods ended December 31, 2021 – gain of $143 and loss of $104).

As described in Note 20, additional consideration of up to $11,500 could be payable as part of the acquisition of NetFortris Corporation. The fair value of consideration payable as of December 31, 2022 in the amount of $6,984 (June 30, 2022-$6,751) was determined using a discount rate of 13.0% (June 30, 2022-13.0%). The fair value of the consideration payable is dependent upon the Company’s ability to meet certain operating targets as specified in the acquisition agreement. During the period ended December 31, 2022, the Company made payments of $nil (December 31, 2021- $nil). For the three and six month periods ended December 31, 2022, the Company recognized accretion expenses of $117 and $233 (three and six month periods ended December 31, 2021-$nil), and recognized a loss on change in fair value of $nil (three and six month periods ended December 31, 2021 - $nil).

The fair value of consideration payable as at December 31, 2022 is summarized below:

$
Opening balance, July 1, 2021	9,102
Additions through business combination (Note 20)	6,543
Payments	(1,421)
Accretion value of earn out (Note 4)	798
Gain on change in fair value	(2,254)
Ending balance, June 30, 2022	12,768
Accretion value of earn out (Note 4)	351
Gain on change in fair value	(1,931)
Ending balance, December 31, 2022	11,188

Consideration payable - Current	9,826
Consideration payable - Non-current	1,362
11,188

18

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities

(a)	Operating facility and loan

(i)	The Company entered into a new loan facility with two banks and drew down the first tranche of $34,800 (CAD$45,699) on October 18, 2019. This new loan facility was used to pay down and close all existing loans and to fund part of the purchase of VoIP Innovations LLC. This term facility is repayable over six years on a straight-line basis.

The interest rates charged are based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. Under the terms of these term facilities, the Company may convert the loans from variable to a fixed loan. The Company is required to lock in the interest rate on one half of the term loan within three months of each draw down. On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8.70 each. On March 28, 2022 the credit agreement was amended and the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The repayment schedule for the loan has not been impacted by these changes. The balance outstanding against this term loan facility as of December 31, 2022 is $15,950 (June 30, 2022- $18,850). As at December 31, 2022, term loan facility balance of $5,800 (June 30, 2022- $5,800) is classified as current and $10,150 (June 30, 2022 - $13,050) as long-term in the condensed consolidated interim statements of financial position.

(ii)	On March 31, 2021, the Company amended its term loan facility with its lenders and drew down an additional $52,500 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

•	The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.
•	The swingline facility was converted from CAD $2,000 to USD $1,500
•	The revolver facility was converted from CAD $8,000 to USD $6,000
•	The debt to equity ratio calculation now allows the Company to offset up to $10,000 of unrestrained funds against the outstanding amount of the debt.

The interest rates charged continue to be based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin until March 28, 2022 when the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR). The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,188 and is due to mature on October 18, 2024. As at December 31, 2022, $8,750 (June 30, 2022 - $8,750) of the incremental facility is classified as current and $28,438 (June 30, 2022 - $32,812) is classified as long-term in the condensed consolidated interim statements of financial position.

(iii)	On March 28, 2022, the Company amended its term loan facility with its lenders and drew down an additional $45,000 to fund part of the acquisition of NetFortris Corporation. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

The interest rates charged is based on Prime Rate Loans, US Base Rate Loans, US Prime Rate Loans, Secured Overnight Financing Rate (SOFR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter.

19

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities

(a)	Operating facility and loan

As at December 31, 2022, $3,150 (June 30, 2022-$3,150) of the incremental facility is classified as current and $39,487 (June 30, 2022-$41,063) is classified as long-term in the condensed consolidated interim statements of financial position.

(iv)	The Company also had revolving credit facilities which included a committed revolving credit facility for up to $6,000 and a committed swingline credit facility for up to $1,500 both of which may be used for general business purposes. On October 19, 2022, the Company drew down $3,000 from the revolving credit facility and as of December 31, 2022, the amount remains outstanding and is classified as long term in the condensed consolidated interim statements of financial position.

For the three and six month periods ended December 31, 2022, the Company incurred interest costs to service the borrowing facilities in the amount of $1,363 and $2,638 (three and six month periods ended December 31, 2021 - $500 and $1,036). During the six month period ended December 31, 2022, the Company borrowed $3,000 (December 31, 2021 - $nil) in operating facility and loans and repaid $8,850 (December 31, 2021 - $7,275).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at December 31, 2022 and June 30, 2022 the Company was in compliance with all covenants related to its credit agreements

(b)	Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive income (loss), net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700 each to manage its exposure to changes in LIBOR-based interest rates. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of December 31, 2022, the notional amount of the interest rate swap was $45,509 (June 30, 2022 – $51,397). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2022 – 1.65%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

20

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

15.	Operating facility and loan and derivative assets and liabilities

(b)	Derivative assets and liabilities

As at December 31, 2022, the fair value of the interest rate swap assets were valued at current $1,245 (June 30, 2022-$649) and non-current $984 (June 30, 2022-$700). The current and non-current derivative assets were recorded in the condensed consolidated interim statements of financial position.

For the three and six month periods ended December 31, 2022, the change in fair value of the interest rate swaps, net of tax, was a gain of $212 and $649 (three and six month periods ended December 31, 2021 – $112 and $151) was recorded in other comprehensive income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.	Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at December 31, 2022 and June 30, 2022 are below:

$
Opening balance, July 1 , 2021	15,754
Revenue deferred during the period	40,273
Deferred revenue recognized as revenue during the period	(42,625)
Additions through business combination (Note 20)	1,666
Ending balance, June 30, 2022	15,068
Revenue deferred during the period	17,659
Deferred revenue recognized as revenue during the period	(18,416)
Ending balance, December 31, 2022	14,311

Contract liabilities - Current	10,693
Contract liabilities - Non-current	3,618
14,311

21

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity

(i)	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2022 and 2021, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
	#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	22,289,373	19,021,614	21,439,632	19,021,642
Shares issued as instalment for shares to be issued	981,314	-	1,838,458	-
Shares purchased and cancelled	(62,622)	-	(78,822)	-
Shares returned from escrow (Note 4)	(142,124)	-	(142,124)	-
Shares issued upon exercise of options	437	39,594	9,234	39,594
Rounding of fractional shares in 2021 after share consolidation	-	-	-	(28)
Outstanding, end of the period	23,066,378	19,061,208	23,066,378	19,061,208

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873 as part of the consideration, and 18,456 common shares valued in the amount of $330 as part of the acquisition costs. Under the terms of the agreement, a further 12,695,600 common shares valued in the amount of $192,102 are to be issued in instalments commencing on April 1, 2022. On August 3, 2022, 857,144 common shares and on November 8, 2022, 981,314 common shares were issued to StarBlue sellers in accordance with the instalment schedule defined in the share purchase agreement. Following these issuances 10,000,000 common shares remain to be issued and the remaining $151,315 discounted value of the common shares is recorded as shares to be issued in the condensed consolidated interim statements of changes in shareholders’ equity.

During the six month period ended December 31, 2022, a total of 9,234 (December 31, 2021 – 39,594) options were exercised for cash consideration of $37 (December 31, 2021 – $346), and the Company recorded a charge of $20 (December 31, 2021 –$178) from contributed surplus to share capital.

In the fourth quarter of fiscal 2022, the Company announced its intention to make an NCIB with respect to its Shares. Pursuant to the NCIB, Sangoma may, during the 12-month period commencing June 23, 2022 and ending no later than June 22, 2023, purchase up to 1,071,981 shares, representing 5% of the total number of 21,439,632 Shares outstanding, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems. Under the term of the Normal Course Issuer Bid (“NCIB”), during the six month period ended December 31, 2022, the Company repurchased a total of 103,122 common shares (December 31, 2021 -nil) at an average price of $5.42 per share, for total consideration of $57. During the six month period 73,322 of those common shares were settled and cancelled along with 5,500 common shares that were repurchased in the fourth fiscal quarter of 2022, and the company recorded a total reduction of $477 (December 31, 2021-nil) in share capital for the value of share repurchased. The remaining 29,800 common shares of the 62,200 common shares repurchased during the second quarter of 2023, were settled and cancelled in January 2023.

22

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity

(ii)	Share based payments

On December 13, 2022, the Corporation’s shareholders approved the Plan, which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

For the three and six month periods ended December 31, 2022, the Company recognized share-based compensation expense in the amount of $1,282 and $2,197 (three and six month periods ended December 31, 2021 - $2,333 and $4,452).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. During the six month period ended December 31, 2022, the Corporation did not grant any options (December 31, 2021 – nil).

The following table shows the movement in the stock option plan:

	Number	Weighted
Measurement date	of options	average price
	#	$

Balance, July 1, 2021	1,587,310	19.55
Granted	285,714	18.62
Exercised	(39,594)	(8.80)
Expired	(277)	(9.28)
Forfeited	(127,459)	(18.62)
Balance, December 31 2021	1,705,694	19.71
Balance, July 1, 2022	1,207,908	14.02
Exercised	(9,234)	(4.02)
Expired	(82,536)	(16.13)
Forfeited	(181,218)	(17.59)
Balance, December 31, 2022	934,920	13.24

The key assumptions used to fair value the grants were as follows:

	December 31	December 31
	2022	2021

Share price	-	$18.62
Exercise price	-	$18.62
Expected volatility	-	59.82%
Expected option life	-	5 years
Risk-free interest rate	-	0.78%

23

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

17.	Shareholders’ equity

(ii)	Share based payments

Stock Options

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	December 31, 2022			December 31 2021
Exercise price	Number of stock options outstanding	Number of stock options outstanding and exercisable	Weighted average remaining contractual life	Number of stock options outstanding	Number of stock options outstanding and exercisable	Weighted average remaining contractual life
$3.01 - $5.00	18,018	18,018	0.08	29,906	20,913	0.99
$5.01 - $7.00	67,338	53,569	0.99	115,409	65,760	1.99
$7.01-$9.00	241,000	-	4.50	-	-	-
$9.01 - $12.00	191,479	100,641	2.42	262,641	86,553	3.42
$12.01-$15.00	55,000	-	4.25
$15.01-$18.00	178,965	67,211	3.50	239,778	-	4.50
$18.01-$20.00	75,713	23,667	3.67	285,711	-	4.73
$20.01-$27.00	107,407	47,077	3.11	772,249	-	4.11
	934,920	310,183	3.30	1,705,694	173,226	3.96

Share Units

During the three month period ended December 31, 2022, 655,000 were granted (December 31, 2021 – nil). As at December 31, 2022, there were 655,000 RSUs and PSUs issued. (December 31, 2021 – nil). There were no DSUs issued. (December 31, 2021 – nil).

	PSU	RSU	Total
Awards outstanding July 1, 2022	-	-	-
Awards granted during the period	302,500	352,500	655,000
Awards outstanding December 31, 2022	302,500	352,500	655,000

The fair value of each RSU is $4.20 per share.

The fair value of each of the PSUs tied to non-market based performance targets is $4.20 per share. The fair value of each of the PSUs tied to market-based performance targets is $3.69 per share using the Monte Carlo simulation. The key assumptions used in the Monte Carlo simulation are:

	December 31, 2022	December 31, 2021

Share price	3.69	-
Expected volatility	60.00%	-
Time to expirty	2.52 years	-
Risk-free interest rate	4.08%	-

(iii)	Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
Number of shares:
Weighted average number of shares outstanding	22,512,058	19,030,708	23,039,477	19,026,161
Shares to be issued	10,000,000	12,695,600	10,000,000	12,695,600
Weighted average number of shares used in diluted earnings per share	32,512,058	31,726,308	33,039,477	31,721,761

Net loss for the period	(2,735.00)	(2,477.00)	(4,711.00)	(4,778.00)

Loss per share:
Basic loss per share	$(0.084)	$(0.078)	$(0.143)	$(0.151)
Diluted loss per share	$(0.084)	$(0.078)	$(0.143)	$(0.151)

24

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

18.	Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the three and six month periods ended December 31, 2022 and 2021.

19.	Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and six month periods ended December 31, 2022 and 2021 as follows:

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
		(Note 2)		(Note 2)
	$	$	$	$
Products	12,604	16,447	28,331	32,088
Services	49,431	36,739	97,755	72,597
Total revenues	62,035	53,186	126,086	104,685

The sales, in US dollars, in each of these geographic locations for the three and six month periods ended December 31, 2022 and 2021 as follows:

	Three month periods ended		Six month periods ended
	December 31		December 31
	2022	2021	2022	2021
		(Note 2)		(Note 2)
	$	$	$	$
USA	57,163	46,998	116,845	93,069
Canada	957	1,562	1,965	2,903
All other countries	3,915	4,626	7,276	8,713
Total revenues	62,035	53,186	126,086	104,685

The non-current assets, in US dollars, in each of the geographic locations as at December 31, 2022 and June 30, 2022 are below:

	December 31	June 30
	2022	2022
	$	$

Canada	6,578	7,000
USA	415,759	431,225
Total non-current assets	422,337	438,225

25

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

20.	Business combinations

On March 28, 2022, the Company acquired all the shares of NetFortris Corporation. The Company paid an aggregate purchase price of $64,820, net of a net working capital adjustment of ($8,942), and comprised of $50,418 cash consideration, 1,494,536 common shares at a fair value of $16,801. The Company issued 1,494,536 common shares including 327,241 shares representing a holdback for indemnification purposes on closing of the acquisition. The Company estimates that a further payment of $6,543 will be paid as part of an earn out that is up to $12,000 if certain operating targets are met. The Company incurred estimated transaction costs in the amount of $2,939 which were expensed and included in the condensed consolidated interim statements of loss and comprehensive loss for the three month period ended March 31, 2022. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

The following table summarizes the fair value of consideration paid on the acquisition date and the preliminary allocation of the purchase price to the assets and liabilities acquired.

Consideration	$
Cash consideration on closing	43,868
Net working capital adjustment	(8,942)
Cash held in escrow for working capital	350
Cash held in escrow for telecom taxes	3,400
Cash held in escrow for indemnification	2,800
Additional consideration for earn out	6,543
Common shares issued on closing	13,122
Common shares reserved in escrow for indemnification	3,679
64,820

Purchase price allocation	$
Cash	1,706
Trade receivables	1,822
Inventories	416
Property and equipment	4,172
Right-of-use assets	3,277
Other current assets	796
Other non-current assets	370
Deferred income tax asset	11,091
Accounts payable and accrued liabilities	(9,442)
Sales tax payable	(5,506)
Contract liabilities	(1,666)
Lease obligations on right-of-use assets	(3,277)
Other non-current liabilities	(235)
Intangible assets	29,000
Goodwill	32,296
64,820

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Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and six month periods ended December 31, 2022 and 2021
(Unaudited in thousands of US dollars, except per share data)

21.	Subsequent events

There is no subsequent event.

22.	Authorization of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on February 9, 2023.

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